                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ---------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 3)1

                            SIBIA NEUROSCIENCES, INC.
                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   825732 10 0
                                   -----------
                                 (CUSIP Number)

                                   Hope Flack
                                BVF Partners L.P.

                       227 West Monroe Street, Suite 4800
                             Chicago, Illinois 60606

                                 (415) 288-2396
                        ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 11, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.
      SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------

CUSIP NO.  896263 10 0                                13D      Page 2 of 7 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      BIOTECHNOLOGY VALUE FUND, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X /  (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE
--------------------------------------------------------------------------------

                           SOLE VOTING POWER
                 7               -0-
   NUMBER OF          ----------------------------------------------------
    SHARES                 SHARED VOTING POWER
  BENEFICIALLY   8               -0-
  OWNED BY EACH       ----------------------------------------------------
   REPORTING               SOLE DISPOSITIVE POWER
  PERSON WITH    9               -0-
                      ----------------------------------------------------
                          SHARED DISPOSITIVE POWER
                10               -0-

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   -0-
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO.  896263 10 0                                13D      Page 3 of 7 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      BVF PARTNERS L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X /  (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------

                           SOLE VOTING POWER
                 7               -0-
   NUMBER OF          ----------------------------------------------------
    SHARES                 SHARED VOTING POWER
  BENEFICIALLY   8               -0-
  OWNED BY EACH       ----------------------------------------------------
   REPORTING               SOLE DISPOSITIVE POWER
  PERSON WITH    9               -0-
                      ----------------------------------------------------
                          SHARED DISPOSITIVE POWER
                10               -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      -0-
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                     PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO.  896263 10 0                                13D      Page 4 of 7 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       BVF INC.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X /  (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY
--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                    WC, OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE
--------------------------------------------------------------------------------

                           SOLE VOTING POWER
                 7               -0-
   NUMBER OF          ----------------------------------------------------
    SHARES                 SHARED VOTING POWER
  BENEFICIALLY   8               -0-
  OWNED BY EACH       ----------------------------------------------------
   REPORTING               SOLE DISPOSITIVE POWER
  PERSON WITH    9               -0-
                      ----------------------------------------------------
                          SHARED DISPOSITIVE POWER
                10               -0-

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
                      IA, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO.  896263 10 0                                13D      Page 5 of 7 Pages
--------------------------------------------------------------------------------


         This Amendment No. 3 (the "Amendment") to the Statement on Schedule 13D, dated September 8, 1998 (as amended, the "Statement"), as amended by Amendment No. 1, dated August 4, 1999 ("Amendment No. 1"), and as further amended by Amendment No. 2, dated August 9, 1999 ("Amendment No. 2"), is filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock (the "Stock"), of SIBIA Neurosciences, Inc., a Delaware corporation ("SIBIA"). The principal office of SIBIA is located at 505 Coast Boulevard South, Suite 300, La Jolla, CA, 92037.

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since November 11, 1999, Partners, in its capacity as general partner of BVF and on behalf of such limited partnership, has sold to SIBIA in connection with a merger between SIBIA and Merck & Co., Inc. 755,250 shares of the Stock for consideration of $6,419,925. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, and on behalf of such managed accounts, has sold to SIBIA in connection with a merger between SIBIA and Merck & Co., Inc. an aggregate number of 675,750 shares of the Stock for an aggregate consideration of $5,743,875.

Item 4 is hereby amended to read in its entirety as follows:

ITEM 4.  PURPOSE OF TRANSACTIONS.

         The sole purpose of the original acquisition of the Stock and its disposition, as reported herein, was for investment. At no time have the Reporting Persons had any plan to acquire control of SIBIA. The Reporting Persons have no intent to engage in any further transactions in the Stock.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of January 11, 2000, none of the Reporting Persons beneficially own any shares of the Stock.

     (b) As of January 11, 2000, none of the Reporting Persons nor any managed account beneficially own any shares of the Stock. The managed accounts on whose behalf Partners previously owned shares of the Stock were Investment 10 L.L.C., an Illinois limited liability company ("ILL10") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). Together, ILL10 and BVF Ltd. are referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business

--------------------------------------------------------------------------------

CUSIP NO.  896263 10 0                                13D      Page 6 of 7 Pages
--------------------------------------------------------------------------------


address of each is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons since November 11, 1999. All such transactions were private transactions made for cash. No other transactions in the Stock have been effected by the Reporting Persons in the last 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

     (e) On January 11, 2000, the Reporting Persons ceased to be beneficial owners of any shares of the Stock.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons During
                 the Last 60 Days

--------------------------------------------------------------------------------

CUSIP NO.  896263 10 0                                13D      Page 7 of 7 Pages
--------------------------------------------------------------------------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 18, 2000

         BIOTECHNOLOGY VALUE FUND, L.P.

         By:      BVF Partners L.P., its general partner

                  By:      BVF Inc., its general partner

                           By: /s/ Mark N. Lampert
                               ----------------------------------
                               Mark N. Lampert
                               President

         BVF PARTNERS L.P.

         By:      BVF Inc., its general partner

                  By: /s/ Mark N. Lampert
                      ---------------------------
                      Mark N. Lampert
                      President

         BVF INC.

         By: /s/ Mark N. Lampert
             ----------------------------
                 Mark N. Lampert
                 President